SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 13)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    September 16, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:  22051J100000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 13 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On September 16, 1998, the Inspectors of Election for the Cortech Annual Meeting held on September 4, 1998 certified that all of Asset Value's nominees had been elected to the Board of Directors of Cortech. The Asset Value nominees now constitute a majority of the Cortech Board.

     Asset Value's nominees intend to propose that the Cortech Board redeem the poison pill. If this proposal is approved, then Asset Value intends to acquire additional Shares in the market depending on price and other market factors.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit L - Cortech, Inc.
                 Annual Meeting of Shareholders Held September 4, 1998 Final Report of The Inspectors of Election

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 17, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT L


                                  Cortech, Inc.

              Annual Meeting of Shareholders Held September 4, 1998

                   Final Report of The Inspectors of Election

We, the undersigned, employees of CT Corporation System, duly appointed to serve as Inspectors of Election ("Inspectors") at the September 4, 1998 Annual Meeting of Shareholders (the "Meeting") of Cortech, Inc. (the "Company"), do certify that:

1) Before entering upon the discharge of our duties as Inspectors of the Meeting, we took and signed an oath of office.

2) The Meeting was convened at The Renaissance Hotel, 3801 Quebec Street, Denver, Colorado at 9:00 a.m. local time.

3) At the close of business on July 10, 1998, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding and entitled to vote 18,523,918 shares of the Company's Common Stock, each share is entitled to one vote per share.

4) At the Meeting we received ballots and proxies from shareholders and canvassed the votes cast.

5) At the Meeting, holders of 14,855,135 shares of the Company's Common stock were represented in person or by proxy, constituting a quorum.

6) At the Meeting, the votes cast for the persons nominated for Director were as follows:


                              In Favor                 Withheld
                            ------------             ------------
Lawrence M. Gold            7,025,146                702,025
Joachim von Roy             7,028,894                698,277
John P. Papp                7,008,894                718,277
John C. Cheronis            7,028,471                698,700

Paul O. Koether             7,086,990                 40,174
Mark W. Jaindl              7,086,990                 40,174
James L. Bicksler           7,085,990                 41,174
John W. Galuchie, Jr.       7,086,990                 40,174

Cortech, Inc.
Final Report of the Inspectors of Election
Page 2

7) At the meeting, the votes cast for against and abstaining from voting with regards to the proposal to approve an amendment to the Company's Certificate of Incorporation that provides for a one-for-ten reverse stock split were as follows:


FOR                 AGAINST             ABSTAIN
---                 -------             -------
14,172,905          608,610             72,820



8) At the meeting, the votes cast for against and abstaining from voting with regards to the proposal to amend Article IX, Section 1 of the Company's Certificate of Incorporation to provide that the number of directors shall be set by the Board of Directors were as follows:


FOR                 AGAINST             ABSTAIN
---                 -------             -------
7,047,681           7,755,714           50,940



9) At the meeting, the votes cast for against and abstaining from voting with regards to the proposal to ratify the selection of Arthur Andersen LLP as independent auditors of the Company for its fiscal year ending December 31, 1998 were as follows:


FOR                 AGAINST             ABSTAIN
---                 -------             -------
14,630,719          176,666             46,950




10) At the meeting, the votes cast for against and abstaining from voting with regards to the proposal to amend Article 3, Section 3.1 of the Company's Bylaws to set the number of directors to serve on the Board of Directors at seven were as follows:


FOR                 AGAINST             ABSTAIN
---                 -------             -------
9,008,512           5,823,981           21,842


Cortech, Inc.
Final Report of the Inspectors of Election
Page 3



IN WITNESS WHEREOF, we have made this Final Report and have hereunto set our hands this 16th day of September, 1998.


CT Corporation System


/s/ Michael J. Barbera
-------------------------------
Michael J. Barbera



/s/ William A. Marsh
-------------------------------
William A. Marsh